82-5758

PACIFIC STRATUS VENTURES LTD.

707 – 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3
Tel: (604) 689-2646 Fax: (604) 689-1289

January 22, 2002 **CDNX Trading symbol: PVL**

FOR IMMEDIATE RELEASE

Vancouver, B.C. Pacific Stratus Ventures Inc. (the "Company") wishes to announce that at its Extraordinary General Meeting held January 21, 2002, the disinterested shareholders of the Company approved the following special resolutions:

a) The debt settlement of $937,000 through the issuance of 9,370,000 common shares in the capital of the Company to various creditors. These shares for debt will be subject to a hold period expiring January 22, 2003;

b) Any change in control which could occur as a result of the share for debt settlements; and

c) The assignment of the Company's interest in a debt and General Security Agreement.

The Company also wishes to announce that it has closed its private placement of 1,000,000 units (each a "Unit") at a price of $0.10 per Unit as previously announced on November 23, 2001. Each Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase an additional common share in the capital of the Company at a price of $0.10 for a period of two years. A total of 815,000 common shares and warrants issued in connection with the aforementioned private placement are subject to a hold period expiring on April 28, 2002. The balance being 185,000 common shares and warrants are subject to a hold period expiring on December 28, 2002.

The Company also wishes to announce that Mr. Dave McCue has resigned as Corporate Secretary and has appointed Ms. Erin Bismeyer in his place. The Company wishes to thank Mr. McCue for his service and wishes him all the best in his future endeavours.

ON BEHALF OF THE BOARD OF
PACIFIC STRATUS VENTURES LTD.

Harry Chew
President

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